July 11, 2025

Ms. Anu Dubey and Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington, DC 20549

Re:	Elevation Series Trust – File No. 333-287929

Dear Ms. Dubey and Ms. DiAngelo Fettig:

On June 10, 2025, Elevation Series Trust (the “Trust” or the “Registrant”) filed a registration statement/proxy statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 (the “N-14”) in connection with the planned reorganization of the RiverNorth Core Opportunity Fund, a series of RiverNorth Funds, into RiverNorth Active Income ETF, a series of the Trust.

On June 25, 2025, Anu Dubey provided comments pertaining to the N-14 to Daniel Moler of Thompson Hine LLP. On July 2, 2025, Christina DiAngelo Fettig provided accounting-related comments on the N-14 to Daniel Moler of Thompson Hine LLP. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on their behalf.

Disclosure

Comment 1. In the shareholder letter, please clarify what less cash drag means.

Response. The Registrant has added a parenthetical to clarify what is meant by less cash drag.

Comment 2. Please clarify what direct expenses are in the disclosure.

Response. The Registrant has clarified with a parenthetical that the direct expenses are those other than brokerage commissions and other transaction costs associated with any portfolio repositioning.

Comment 3. Given that this appears to be a merger of two affiliated funds, per the disclosure on page 37 that says the new adviser to the Acquiring Fund will be owned by a RiverNorth entity before the shareholder meeting, please replace is “not expected to result in the dilution…” with “will not result in the dilution…”

Response. The Registrant has made the requested revisions.

Comment 4. With respect to the question “Are there other circumstances where the Target Fund shareholder will not be able to hold ETF shares?” please revise the answer to also reference brokerage accounts that can only hold mutual fund shares per the disclosure on page 12 regarding non-accommodating brokerage accounts.

Response. The Registrant has made the requested revisions.

Comment 5. With respect to the question “What do I need to do to prepare for the Reorganization?” please clarify what a “fund direct” IRA is. What does it mean to be a fund direct IRA as opposed to some other type of IRA?

Response. The Registrant has revised the disclosure to address the foregoing comment as follows:

Fund Direct Individual Retirement Account (“IRA”). If you hold your shares of the Target Fund through an IRA directly with the Target Fund at the Transfer Agent (a “fund direct IRA”) and do not take action to transfer your investment in the Target Fund to a different investment option prior to the Reorganization, your Target Fund shares will be liquidated and you will receive cash equal to the NAV of your Target Fund shares.

Comment 6. Please remove disclosure regarding applicable waivers, as there are no waivers disclosed in the fee table.

Response. The Registrant has removed the disclosure regarding fee waivers.

Comment 7. Revise or add disclosure required by Item 1(b)(4) and (5) of Form N-14.

Response. The Registrant has revised the disclosure to comply with Item 1(b)(4) and (5) of Form N-14.

Comment 8. The Prospectus and SAI for the Acquiring Fund are not part of an effective registration statement. Consider removing such information from the list on page 17 of the Combined Proxy Statement and Prospectus if such filings are not substantially complete.

Response. The Registrant has removed the reference to the Prospectus and SAI for the Acquiring Fund.

Comment 9. Please confirm to us in the response letter that the Acquiring Fund’s registration statement will not be used to sell shares of Acquiring Fund until the merger occurs even if the registration statement is effective before such time.

Response. The Registrant confirms that the Acquiring Fund’s registration statement will not be used to sell shares of the Acquiring Fund until the merger occurs even if the registration statement is effective before such time.

Comment 10. Under “Fees and Expenses of the Funds” (or in another appropriate location), please add information about this exchange including whether or not it is mandatory and why it is occurring. Please also disclose that this exchange of shares means that Class I shareholders are being moved to a more expensive class of shares for some period before the merger occurs.

Response. The Registrant has revised the disclosure under the section entitled “Target Fund – Purchase and Sale of Fund Shares” to read as follows:

The Target Fund has one share class, the Class R shares. The Target Fund previously had two share classes, including the Class I shares and the Class R shares. The Target Fund’s Class R shares previously had a Rule 12b-1 plan, which was terminated on June 30, 2025. Investors who held Class I Shares exchanged their shares for Class R Shares on [July 7], 2025. This exchange was mandatory and undertaken to simplify the Target Fund’s share class structure in preparation for the Reorganization of the Target Fund into the Acquiring Fund, which will operate as an ETF with a single share class.

With respect to the relative expenses of Class R shares and Class I shares of the Target Fund, the Registrant notes that the Target Fund’s prospectus dated January 28, 2025, lists the total operating expenses of Class R shares at 4.31% and Class I shares at 4.05%. The Rule 12b-1 plan for Class R shares, which terminated on June 30, 2025, accounted for 0.25% of that differential. As a result, following the termination of the 12b-1 plan, any difference in fees for shareholders who converted from Class I Shares to Class R shares will be temporary and immaterial prior to the Reorganization. Shareholders will also benefit from reduced fees following the Reorganization, and Class I shareholders were also notified in advance of the conversion to Class R shares and had the opportunity to redeem their Class I shares in advance of the conversion, if desired. Accordingly, the Registrant has not revised the disclosure further.

Comment 11. Disclose whether or not the objectives of each of Target Fund and Acquiring Fund can be changed without a shareholder vote.

Response. The Registrant has disclosed that the investment objective of the Target Fund and the Acquiring Fund are non-fundamental policies that may be changed without shareholder vote upon sixty-days’ written notice to shareholders.

Comment 12. Please highlight any differences between the fundamental policies of the Target Fund and Acquiring Fund.

Response. The Registrant has added a table showing a comparison of the fundamental investment policies of the Target Fund and the Acquiring Fund. The Registrant notes that the fundamental policies are identical.

Comment 13. Please disclose whether or not the acquisition of TrueMark is contingent on shareholder approval of this merger.

Response. The Registrant has added that the acquisition is not contingent on shareholder approval of the Reorganization.

Comment 14. The Staff notes the following disclosure: “By virtue of a corporate transaction that will close prior to the shareholder meeting, TrueMark Group is expected to undergo a change of control whereby RiverNorth Strategic Holdings, LLC will become TrueMark Group's controlling shareholder by virtue of its ownership of a majority of the voting securities of TrueMark Group.” Please revise the last clause of the sentence to say “by virtue of its acquisition of a majority…” If that interpretation is not correct, please explain why in correspondence.

Response. The Registrant has made the requested revision.

Comment 15. Given the sale of TrueMark to RiverNorth, please disclose that the Acquiring Fund is in compliance with the two conditions of the safe harbor of Section 15(f) of the 1940 Act.

Response. The Registrant has added that the Acquiring Fund is in compliance with the two conditions of the safe harbor.

Comment 16. Under the subsection “Portfolio Managers,” please disclose the dates of experience for each portfolio manager to show that it covers at least 5 years.

Response. The Registrant respectfully notes that the disclosure reflects more than 5 years of experience for each portfolio manager. Specifically at the end of the first paragraph of the “Portfolio Managers” section, the disclosure reads as follows: “Mr. Galley has been a member of the portfolio management team of the Target Fund since its inception in December 2006. Mr. O’Neill has been a member of the portfolio management team of the Target Fund since May 2007.”

The Registrant has revised other portions of the section to include dates of relevant prior positions where applicable.

Comment 17. In the subsection entitled “Acquiring Fund –- Purchase and Redemption of Shares in Creation Units,” the disclosure states that “[s]hareholders other than APs who wish to redeem shares after 4:00 p.m., Eastern time, four business days before the Closing Date will no longer be entitled…” Please reconcile this with earlier disclosure that says Target Fund shares can be redeemed within three trading days before closing.

Response. The Registrant has revised the disclosure to clarify that shareholders can redeem shares until 4 p.m. Eastern time on the day before the Closing Date.

Comment 18. Please add a bulleted list of material factors and conclusions which formed the basis for the Target Fund Board’s recommendation that shareholders approve the merger. Please include in this disclosure whether or not the Board considered each of the (1) acquisition of TrueMark adviser by the RiverNorth affiliate in connection with approving merger, and (2) fact that shareholders are being converted into a more expensive class of shares before the merger. If these items were not considered, we ask you say they were not considered and why.

Response. The Registrant has added a bulleted list of material factors and conclusions. The Board considered the fact there will be a transaction between TrueMark and RiverNorth, including the two points noted above.

Comment 19. In the subsection entitled “Rights of the Fund’s Shareholders,” please describe any material differences between the rights of Target Fund shareholders and the rights of the Acquiring Fund shareholders.

Response. The Registrant confirms there are no material differences between the rights of Target Fund shareholders and the rights of the Acquiring Fund shareholders.

Comment 20. In “VOTING INFORMATION,” please confirm that one vote for each dollar is correct as opposed to one vote for one share.

Response. The Registrants has revised the disclosure to state that each shareholder is entitled to one vote for each whole share he or she owns and fractional votes for fractional shares he or she owns.

Comment 21. In “APPENDIX C,” please replace “Acquired Fund” with “Target Fund” as that is the defined term.

Response. The requested revision has been made.

Comment 22. The term “Underlying Funds” is not defined in the SAI. Please define it at the first use.

Response. The Registrant has defined “Underlying Funds” at the first use.

Comment 23. Please disclose aggregate dollar range of equity securities in all the Funds overseen by the director in the family of investment companies.

Response. The Registrant has added the requested disclosure.

Comment 24. In the subsection “Compensation” under “PORTFOLIO MANAGERS,” please disclose with specificity the criteria on which the discretionary bonus is based.

Response. The Registrant has revised the disclosure to reflect the portfolio managers’ compensation, including the criteria on which the discretionary bonus is based.

Comment 25. If “Portfolio Manager Share Ownership” shows ownership of Target Fund shares, please clarify that since the term “Fund” is used for the Acquiring Fund in this SAI.

Response. The Registrant has clarified that this is referring to the Target Fund.

Comment 26. Under “FINANCIAL STATEMENTS, please replace “Predecessor Fund” with “Target Fund” as that is the defined term.

Response. The Registrant has made the requested revision.

Accounting

Comment 1. Under the Q&A, please consider removing language regarding fee waivers as there does not appear to be any fee waivers for the Funds.

Response. The Registrant has removed the reference to fee waivers.

Comment 2. In the Answer to the Question “Will I incur any direct or indirect fees or expenses as a result of the Reorganization?” please clarify that there is no expected repositioning in connection with the Reorganization.

Response. The Registrant has revised the disclosure to read as follows:

The portfolio transaction costs discussed below, if any, are expected to be minimal because no repositioning of the Target Fund’s portfolio is expected to occur in connection with Reorganization.

Comment 3. On the cover page of the Combined Proxy Statement and Prospectus, please clarify that the Class R shares of the Target Fund will be the accounting and performance survivor (rather than just the Target Fund).

Response. The Registrant has made the requested revision.

Comment 4. Please confirm that the conversion of Class I to Class R shares will occur before the N-14 is effective.

Response. The Registrant so confirms.

Comment 5. Given that Class I shareholders are being converted to a more expensive class, please disclose how the share class conversion is in the best interest of shareholders.

Response. Please see the Registrant’s response to Comment 10 from legal review.

Comment 6. Please confirm the fees presented in the fee table represent current fees in accordance with Item 3 of N-14.

Response. The Registrant has revised the fee table to reflect the current fees in accordance with Item 3 of N-14.

Comment 7. Please confirm in correspondence that the Acquiring Fund’s pro-forma fees will agree to the fee table in the final prospectus for the Acquiring Fund.

Response. The Registrant so confirms.

Comment 8. Consider whether the fee table should be revised to reflect that the 12b-1 Plan was terminated. If the fee table is revised, please update the hypothetical expense examples too.

Response. The Registrant has revised the fee table to reflect the termination of the 12b-1 Plan for the Class R shares and has updated the expense examples for the Target Fund shares.

Comment 9. Please update the year-to-date total return of the Target Fund given that June 30 will have passed by the time that the N-14 is effective.

Response. The Registrant has added the year-to-date total return for the six months ended June 30, 2025.

Comment 10. The disclosure under “The Plan” states that “[t]he NAV per share amount will be determined in accordance with the valuation methodologies approved and agreed upon by the RiverNorth and EST Boards and described in the Plan” Are there any valuation differences between the two trusts that would cause an adjustment on the merger date? If so, those valuation differences should be disclosed and quantified and shown as an adjustment to the cap table.

Response. The Registrant confirms there are no valuation differences for the types of securities held by the Target Fund.

Comment 11. Please confirm whether there is any repositioning in connection with the Reorganization. If not, consider changing “material repositioning” to “repositioning.”

Response. The Registrant confirms that no repositioning is anticipated in connection with the Reorganization and has removed the word “material” as requested.

Comment 12. In the Federal Income Tax Consequences of the Reorganization, please add disclosure referencing potential limitation on use of capital loss carry forwards and disclose the dollar amount of capital loss carry forwards in the Target Fund.

Response. The requested disclosure has been added.

Comment 13. The Staff’s general position is that the capitalization table should be dated within 30 days of the filing date. If a representation is made that there have been no material changes to the capitalization table since the date presented, the date can remain March 31, 2025.

Response. The Registrant has updated the capitalization as of June 30, 2025.

Comment 14. In the capitalization table, please include a note about the share class conversion for Class I shares.

Response. The Registrant has added a footnote disclosing the share class conversion.

Comment 15. Please include an adjustment column and/or explanatory note for the shares outstanding line.

Response. The Registrant has added a “Pro Forma Share Adjustment” column and an explanatory note under the capitalization table.

Comment 16. Please also include Class I shares in the Financial Highlights since it has the financial history.

Response. The Registrant has added the Financial Highlights for Class I shares of the Target Fund.

Comment 17. In the Statement of Additional Information, reference is made to the Acquiring Fund being the accounting survivor. Please revise to state that Class R shares of the Target Fund is the accounting survivor.

Response. The Registrant has made the requested revision.

In response to the SEC’s request on July 10, 2025, the Registrant supplementally confirms that the filing includes the disclosures required for the Acquiring Fund per Form N-14.

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If you have any questions, please contact the undersigned at (513) 352-6611.

Sincerely,

/s/ Daniel R. Moler
Daniel R. Moler